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                               Fresh America Corp.
                               1049 Avenue H East
                               Arlington, TX 76011
                                 (817) 385-3000

December 12, 2001

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Filing Desk

Re:    Fresh America Corp.
       Registration Statement on Form S-3
       File No. 333-45360
       Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Act"), Fresh America Corp., a Texas corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-45360) (together with the exhibits thereto, the "Form S-3"). The Form S-3 has not been declared effective by the Securities and Exchange Commission (the "Commission").

The Form S-3 was originally filed with the Commission on September 7, 2000. The Form S-3 relates to the registration of up to 300,000 shares of common stock of the Company that was to be issued to certain shareholders of the Company upon the exercise of warrants previously issued to such shareholders by the Company (the "Offering").

The Company hereby confirms that no securities have been issued or sold in connection with the Offering covered by the Form S-3.

The Company has determined at this time not to proceed with the Offering due to unfavorable market conditions, the Company's inability to meet the eligibility requirements for use of Form S-3 and timing considerations, and requests that the Commission consent to this application on the grounds that withdrawal of the Form S-3 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

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Securities and Exchange Commission
December 12, 2001
Page 2

The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Form S-3 be credited for future use for the Company's account.

If you have any questions regarding this letter, please contact our counsel, Philip G. Feigen of Patton Boggs LLP, at (202) 457-6142.

Sincerely,

Fresh America Corp.


By:  /s/ Darren L. Miles
     ------------------------------------------
     Darren L. Miles
     President and Chief Executive Officer

cc:   Michael Pressman, SEC
      H. Roger Schwall, SEC
      Cheryl A. Taylor, CFO, Fresh America Corp.